UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of October, 2021 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_ THE REGISTRANT HEREBY INCORPORATES ALL PARTS, EXCEPT FOR "APPENDIX 2 - SUPPLEMENTARY CONSOLIDATED INFORMATION FOR SANTANDER UK PLC AND ITS CONTROLLED ENTITIES" ON PAGE 12, OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-257705 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933. The "Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities" on page 12 shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into this Report on Form 6-K nor any filing of the registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing. In addition, this Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites.

Quarterly Management Statement, 30 September 2021 1 Santander UK Group Holdings plc The information contained in this report is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules sourcebook of the FCA. This report provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2021 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2020. This report contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our principal ring-fenced bank. A list of abbreviations used in this report is included in Appendix 4 and a glossary of terms is available at: https://www.santander.co.uk/about-santander/investor-relations/glossary Santander UK Group Holdings plc Quarterly Management Statement for the nine months ended 30 September 2021 Paul Sharratt Head of Investor Relations 07715 087 829 Stewart Todd Head of External Affairs 07711 776 286 Adam Williams Head of Media Relations 07711 783 118 For more information: santander.co.uk/about-santander ir@santander.co.uk

Quarterly Management Statement, 30 September 2021

Nathan Bostock, Chief Executive Officer, commented:

"Our strong financial performance has been driven by the continuing success of our strategy and the hard work of our colleagues in supporting customers and communities whilst the UK economy reopened.

"We have built on our position as the UK's third largest[4] retail mortgage provider, delivering £5.2 billion of net mortgage growth in a competitive market as well as an increase in customer deposits.

"Despite a more positive economic environment, conditions remain uncertain and a number of factors could impact the pace of recovery. While the pandemic's trajectory over the winter remains unclear, I believe we are well positioned to grow and to support our customers over the years ahead, with strong capital and liquidity and proven balance sheet resilience."

Strong 9M21 results with higher operating income, £5.2bn net mortgage growth and £1.5bn increase in customer deposits

- Profit from continuing operations[1] before tax up 381% to £1,438m (adjusted[2] up 272%). Return on ordinary shareholders' equity of 10.2% (2020: 2.9%) and Adjusted RoTE[2] up to 12.9% (2020: 4.3%).
- Banking NIM of 1.91% (9M20: 1.57%) and Adjusted Banking NIM[2] up 32bps to 1.91% (9M20: 1.59%). CIR down to 56% (9M20: 65%).
- Operating income up 22% and adjusted operating income[2] up 19% driven by higher net interest income following deposit repricing.
- Operating expenses up 5% with £221m transformation programme investment.
  Adjusted operating expenses[2] down 2% with improved efficiency.
- £170m credit impairment write-backs largely related to the UK economic recovery.
- Provisions for other liabilities and charges increased by £90m to £225m, of which £113m related to the transformation programme.

Proven balance sheet resilience with strong capital and liquidity

- Over 90% of customer balances are secured, the majority of which are prime residential mortgages with an average LTV of 41%.
- Prudent approach to risk reflected by low write-offs, no material corporate defaults in 9M21, ECL provision of £1.0bn (Dec20: £1.4bn).
- CET1 capital ratio of 16.6% and UK leverage ratio of 5.4% are well above regulatory requirements. Strong LCR of 145% (2020: 150%).

Multi-year transformation programme focused on efficiency and meeting the changing needs of our customers and people

- 9M21 transformation programme investment largely related to the branch closures and head office consolidation announced in Q121.
- Since 2019, £666m of investment has realised £404m of savings to date.

Continuing to embed ESG to become a more responsible and sustainable bank

- Financing UK renewables projects with our parent to help deliver Banco Santander green finance targets of EUR 220bn.
- Founding partners of the National Parks 'Net Zero with Nature' initiative.
- Accredited in the Best Workplaces for Women™ list of super large companies for 2021.

Income statement highlights	**9M21 £m**	**9M20 £m**
Operating income	3,413	2,791
Operating expenses before credit impairment losses, provisions and charges	(1,920)	(1,824)
Credit impairment write-backs / (losses)	170	(533)
Provisions for other liabilities and charges	(225)	(135)
Profit from continuing operations before tax [1]	1,438	299
Adjusted profit from continuing operations before tax [2]	*1,701*	*457*
Balance sheet and capital highlights	**30.09.21 £bn**	**31.12.20 £bn**
Customer loans [3]	**209.0**	**210.4**
- of which retail mortgages	175.0	169.8
- of which corporates	23.7	27.5
Customer deposits [3]	**193.2**	**191.7**
CET1 capital ratio	16.6%	15.2%
UK leverage ratio	5.4%	5.1%

1. See page 8 for more on the discontinued operation.
2. Non-IFRS measure. The financial results were impacted by a number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £263m in 9M21 and £158m in 9M20. Adjusted Banking NIM calculated using adjusted net interest income and adjusted RoTE calculated using adjusted profit. See Appendix 1 for details of APMs and reconciliation to the nearest IFRS measure.
3. Customer loans includes £0.9bn of loans classified as assets held for sale. Customer deposits includes £2.1bn of deposits classified as liabilities held for sale. See page 8 for details.
4. Santander UK industry analysis of latest available bank and building society reports. Mortgage provider: UK mortgage stock, Retail Banking divisions.

2 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021

Summarised consolidated income statement 9M21 vs 9M20

	9M21 £m	9M20 £m	Change %
Net interest income	2,968	2,383	25
Non-interest income [1]	445	408	9
Total operating income	**3,413**	**2,791**	**22**
Operating expenses before credit impairment losses, provisions and charges	(1,920)	(1,824)	5
Credit impairment write-backs / (losses)	170	(533)	n.m.
Provisions for other liabilities and charges	(225)	(135)	67
Profit from continuing operations before tax	**1,438**	**299**	**381**
Tax on profit from continuing operations	(383)	(71)	439
Profit from continuing operations after tax	**1,055**	**228**	**363**
Profit from discontinued operations after tax [3]	33	14	136
Profit after tax	**1,088**	**242**	**350**
CIR	56%	65%	-9pp

- Net interest income up 25%, with repricing actions on 1I2I3 Current Account and other deposits offsetting 2020 base rate cuts and back book mortgage margin pressure, including £1.5bn net attrition on SVR and FoR products (2020: £1.8bn).
  When adjusted for mortgage accounting treatment of £42m in 9M20, net interest income[2] increased 22%.
- Non-interest income was up 9%, with the gain on sale of our UK head office (announced in Q221) partially offset by significantly lower banking and transaction fees in our retail business largely due to the implementation of regulatory changes to overdrafts.
  When adjusted for the Q221 £71m gain on sale, operating lease depreciation of £72m (9M20: £74m) and mortgage accounting treatment change of £20m in 9M20, non-interest income[2] fell 4%.
- Operating expenses before credit impairment losses, provisions and charges up 5% largely related to the transformation programme.
  When adjusted for transformation programme costs of £221m (9M20: £64m) and operating lease depreciation of £72m (9M20: £74m), operating expenses[2] fell 2% with continued efficiency savings.
- Credit impairment write-backs of £170m, largely due to a net £144m release related to the improved economic outlook and Covid-19 PMAs. In 9M20 we made a significant charge for Covid-19 related PMAs, which was not repeated. New to arrears flows and Stage 3 defaults remain low as all portfolios continue to perform resiliently.
- Provisions for other liabilities and charges increased 67%, largely related to the transformation programme.
  When adjusted for transformation programme charges of £113m (9M20: £48m) provisions[2] were up 29%.
- Tax on profit from continuing operations increased to £383m with higher profit. The effective tax rate of 26.6% (9M20: 23.7%) was higher as the proportion of profits subject to the bank surcharge increased.

2021 outlook

- Although GDP has recovered in 2021, uncertainties remain for the UK economy. We anticipate the ongoing effects of Covid-19, supply chain disruption and dislocation in the labour market are likely to have an impact on the sustainability of the recovery while inflationary pressures and the impact on interest rates are likely to have implications for bank earnings.
- We expect the Banking NIM in Q421 to be in line with 9M21. Increased competition for lending has affected mortgage application pricing which is likely to impact mortgage margins in the near term.
- The credit environment continues to be benign and subject to no further economic setbacks, we do not expect a deterioration of our credit performance for the rest of the year.
- We expect Q421 provisions for other liabilities and charges to be impacted by the UK Bank Levy which is charged annually in the fourth quarter.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Non-IFRS measure. A number of specific income, expenses and charges with an aggregate impact on profit from continuing operations before tax of £263m in 9M21 and £158m in 9M20 impacted the financial results. See Appendix 1 for details and reconciliation to the nearest IFRS measure.
3. See page 8 for more on the discontinued operation.

3 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021

Summarised income statement Q321 vs Q221

	Q321 £m	Q221 £m	Change %
Net interest income	1,040	1,003	4
Non-interest income [1]	161	191	(16)
Total operating income	**1,201**	**1,194**	**1**
Operating expenses before credit impairment losses, provisions and charges	(579)	(622)	(7)
Credit impairment write-backs	100	68	47
Provisions for other liabilities and charges	(35)	(64)	(45)
Profit from continuing operations before tax	**687**	**576**	**19**
CIR	48%	52%	-4pp

- Net interest income continued to benefit from changes to the cost of liabilities following repricing on 1I2I3 Current Account and other deposits as well as management actions to reduce funding costs.
- Non-interest income fell following the Q221 gain on sale of our UK headquarters which was offset by higher gains on corporate centre liability management exercises in Q321.
- Operating expenses before credit impairment losses, provisions and charges fell with lower transformation programme spend in Q321 and improved efficiency.
- Credit impairment write-backs in Q321 and Q221 due to releases related to the improved economic outlook and the Q321 release of Covid-19 related PMAs.
- Provisions for other liabilities and charges fell with lower transformation programme spend in Q321.

Summarised balance sheet

	30.09.21 £bn	31.12.20 £bn
Customer loans[2]	**209.0**	**210.4**
Other assets	78.9	88.7
Total assets	**287.9**	**299.1**
Customer deposits[2]	**193.2**	**191.7**
Total wholesale funding	53.8	63.2
Other liabilities	23.9	28.0
Total liabilities	**270.9**	**282.9**
Shareholders' equity	16.8	15.8
Non-controlling interest	0.2	0.4
Total liabilities and equity	**287.9**	**299.1**

- Customer loans fell £1.4bn largely due to £5.1bn of asset sales and changes to CIB (outlined on page 8). This fall and lower corporate lending balances were partially offset by £5.2bn net mortgage lending with £25.2bn of gross lending.
- Customer deposits increased £1.5bn, with £4.4bn growth in Retail Banking partially offset by lower corporate deposits including the changes to CIB (outlined on page 8). 1I2I3 Current Account balances grew to £58bn (Dec20: £57bn) despite repricing actions taken during 2020 and 2021.
- Other assets and other liabilities fell, as part of liquidity management during 9M21.

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Customer loans includes £0.9bn of loans classified as assets held for sale. Customer deposits includes £2.1bn of deposits classified as liabilities held for sale. See page 8 for details.

4
Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021

Notable Q321 changes in ECL

- Economic scenarios and weights:
  Following the quarterly update to economic scenarios and weights used to calculate ECL we made a Q321 release of £70m. This reflected lower unemployment and a strong housing market against a back-drop of low arrears and defaults. The details of our latest economic scenarios are outlined on page 6.
- Change in perimeter:
  The asset sales and changes to CIB (outlined on page 8) led to a net reduction of £31m.
- Covid-19 related PMAs:
  We made a net release of £25m for Covid-19 related PMAs, largely related to payment holidays and corporate lending to sectors affected by Covid-19. These improved as customers completed 12 months of repayments since the end of the payment holiday or corporate client ratings were reviewed and upgraded.

Credit performance[1]

	Customer loans				9-month Gross write-offs	Loan loss allowances
30 September 2021	Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	£m	£m
Retail Banking	188.4	178.3	8.1	2.0	103	496
- of which mortgages	175.0	165.9	7.3	1.8	5	200
- of which business banking[2]	3.7	3.4	0.2	0.1	4	22
- of which consumer (auto) finance	5.1	4.8	0.3	-	20	61
- of which other unsecured lending	4.6	4.2	0.3	0.1	74	213
Corporate & Commercial Banking	16.6	11.5	4.2	0.9	24	477
Corporate & Investment Banking	0.9	0.8	0.1	-	-	9
Corporate Centre	3.1	3.0	0.1	-	-	37
	209.0	193.6	12.5	2.9	127	1,019
Undrawn balances		36.3	1.2	0.1		
Stage 1, Stage 2 and Stage 3[3] ratios		**92.63%**	**5.97%**	**1.45%**		

	Customer loans				12-month Gross write-offs	Loan loss allowances
31 December 2020	Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	£m	£m
Retail Banking	186.5	173.2	11.4	1.9	180	706
- of which mortgages	169.8	157.6	10.4	1.8	14	280
- of which business banking[2]	3.9	3.9	-	-	12	9
- of which consumer (auto) finance	8.0	7.6	0.4	-	25	118
- of which other unsecured lending	4.8	4.1	0.6	0.1	129	299
Corporate & Commercial Banking	17.6	11.1	5.5	1.0	51	603
Corporate & Investment Banking	2.8	2.6	0.2	-	22	33
Corporate Centre	3.5	3.5	-	-	-	35
	210.4	190.4	17.1	2.9	253	1,377
Undrawn balances		41.8	1.3	0.1		
Stage 1, Stage 2 and Stage 3[3] ratios		**90.49%**	**8.12%**	**1.42%**		

1. Customer loans includes £0.9bn of loans classified as assets held for sale.
2. Business banking customer loans consist predominantly of BBLS, some tranches of which began making repayment during Q321.
3. Stage 3 ratio is the sum of Stage 3 drawn and Stage 3 undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.

5

Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021

Economic scenarios

- The UK economy has faced a range of challenges over the last 18 months from Brexit, the weakening global environment, and most significantly, the Covid-19 crisis.
- The outlook for 2021 has been more positive following the success of the vaccination programme in alleviating the health crisis and allowing social restrictions to be lifted and economic activity to resume. In recent weeks headwinds have materialised, as outlined in the 2021 outlook on page 3, which are likely to negatively impact growth in the short term.
- The base case reflects the progress made on vaccinations and the end of social distancing restrictions. It also assumes that some form of voluntary social distancing measures for winter will be introduced in Q421.
- The downside scenarios continue to encapsulate different potential outcomes from the base case including a return to high and persistent rates of inflation; lower use of savings as a means of increasing consumption; higher for longer unemployment and the longer-term impact this can have on economic growth; further lockdowns due to vaccine resistant strains of Covid-19; continuing weak investment; and a larger than assumed negative impact from the EU trade deal.
- The weights were adjusted to reflect recent market forecasts for lower growth and higher inflation, resulting in a 5pp reduction in Downside 2 offset by a 5pp increase to Downside 1.

30 September 2021[1]		Upside 1 %	Base case %	Downside 1 %	Downside 2 %	Downside 3 %
GDP (calendar year annual growth rate)	2020	-9.8	-9.8	-9.8	-9.8	-9.8
	2021	7.3	6.9	6.2	4.5	1.6
	2022	5.1	5.0	4.8	0.4	-5.4
	2023	2.0	1.7	0.9	1.3	3.0
	2024	1.9	1.5	0.4	1.6	1.5
	2025	2.1	1.6	0.5	1.6	1.4
Base rate (At 31 December)	2020	0.10	0.10	0.10	0.10	0.10
	2021	0.10	0.10	0.10	0.10	-0.50
	2022	0.25	0.10	0.10	0.75	-0.50
	2023	0.75	0.25	0.25	1.75	0.00
	2024	1.25	0.50	0.50	3.00	0.00
	2025	1.75	0.75	0.50	2.75	0.00
HPI (Q4 annual growth rate)	2020	6.9	6.9	6.9	6.9	6.9
	2021	4.3	5.0	3.5	2.8	-8.0
	2022	-3.5	2.0	-5.9	-13.7	-18.0
	2023	-2.0	2.0	-4.3	-11.5	-5.7
	2024	2.1	2.0	-1.4	-1.4	3.2
	2025	5.8	2.0	1.3	7.0	3.2
	5yr CAGR	1.3	2.6	-1.4	-3.7	-5.4
Unemployment (At 31 December)	2020	5.2	5.2	5.2	5.2	5.2
	2021	4.6	5.7	5.3	5.9	8.0
	2022	5.0	5.0	5.4	7.8	10.1
	2023	4.7	4.6	5.6	7.3	8.5
	2024	4.3	4.5	5.6	6.8	7.7
	2025	3.9	4.5	5.7	6.3	7.1
	5yr Peak	5.1	5.7	5.7	7.8	11.9
Scenario weighting:						
30 September 2021		5%	50%	20%	20%	5%
30 June 2021[2]		5%	50%	15%	25%	5%

1. Based on July 2021 data and forecast
2. For 30 June 2021 scenarios see QMS for six months ended 30 June 2021.

6

Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021

Capital, funding and liquidity

	30.09.21 £bn	31.12.20 £bn
Capital		
CET1 capital	11.5	11.1
Total qualifying regulatory capital	15.3	15.4
CET1 capital ratio	16.6%	15.2%
Total capital ratio	22.3%	21.1%
UK leverage ratio	5.4%	5.1%
RWAs	68.8	72.9
- of which CIB	1.8	3.8
UK leverage exposure	250.3	259.0
Funding		
Total wholesale funding and AT1	56.2	65.7
- of which with a residual maturity of less than one year	12.5	21.1
Liquidity		
RFB DoLSub LCR	145%	150%
RFB DoLSub LCR eligible liquidity pool	44.5	51.5
SFS LCR	211%	165%
SFS LCR eligible liquidity pool	2.5	2.8

Higher capital ratios through RWA management and retained profit

- CET1 capital ratio increased 140bps to 16.6%, 670bps above the threshold for MDA, largely due to lower RWAs and retained profit.
- RWAs were £4.1bn lower, largely due to the asset sales and changes to CIB outlined on page 8.
- The UK leverage ratio improved by 30bps from year end, 180bps above regulatory minimum, due to lower assets from the asset sales and changes to CIB.
- Following the announcement from the PRA on 13 July 2021, regarding the return to normalised shareholder distribution framework, we paid an interim ordinary share dividend to our parent in July 2021. We expect to assess any capital surpluses during Q421.
- CET1 capital ratio includes a benefit of c30bps and UK leverage ratio c10bps from the change in treatment of software assets outlined in the EBA technical standard on the prudential treatment of software assets. The PRA have outlined in Policy Statement PS17/21 on the Implementation of Basel Standards that this treatment will fall away at the start of 2022 and software assets will instead be fully deducted from CET1 capital from that date.
- Total capital ratio increased by 120bps to 22.3%, with lower RWA and retained profits offsetting the reduction in AT1 securities in issue and the increased effect from January 2021 of the CRD IV Grandfathering Cap rules that reduce the recognition of grandfathered capital instruments issued by Santander UK plc.

Robust funding and liquidity

- We drew £5.0bn of TFSME, with £16.7bn outstanding, and issued £2.8bn of MREL eligible senior unsecured securities. We also repaid £4.0bn of TFS, leaving £2.3bn outstanding. Wholesale funding costs improved in 9M21 with buy backs and maturities being refinanced at lower cost, which is expected to continue in Q421.
- The RFB DoLSub LCR of 145% reduced from 150% at year end, but remains significantly above regulatory requirements.

7

Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021

Asset sales

Consumer (auto) finance, sale of shareholding in PSA Finance UK

- On 30 July 2021 we sold our shareholding in PSA Finance UK Limited at book value to PSA Financial Services Spain, E.F.C., S.A., a joint venture between Santander Consumer Finance, S.A., a subsidiary of Banco Santander, S.A., and Banque PSA Finance, S.A.

Retail mortgage portfolio sale

- The sale of a £0.6bn retail mortgage portfolio which was previously classified as held for sale was completed in August 2021 for a premium of £15.2m.

Changes to CIB (including Part VII banking business transfer scheme)

CIB Part VII banking business transfer scheme

- Following the sanction hearing held on 23 June 2021, the High Court of England and Wales has sanctioned the transfer of substantially all of the Santander UK CIB business to SLB by way of a Part VII banking business transfer scheme.
- The migration of the business under the Part VII banking business transfer scheme completed on 11 October 2021.

Presentation of CIB

- The CIB segment is presented as a single discontinued operation line on the consolidated income statement of Santander UK, with any residual amounts remaining being transferred to the Corporate Centre. Prior periods have been restated accordingly.
- At 30 September 2021, customer loans included £0.9bn of CIB loans classified as assets held for sale and £2.1bn of CIB customer deposits classified as liabilities held for sale.
- The combined impact on CIB from the transfers made under the Part VII banking business transfer scheme and the wind down of the remaining business up to 30 September 2021 is shown as part of the table below.

Impact of asset sales and changes to CIB on customer deposits, customer loans and RWA

	Customer deposits £bn	Customer loans £bn	RWA £bn
Sale of PSA shareholding	-	(2.6)	(2.2)
Retail mortgage portfolio sale	-	(0.6)	(0.4)
CIB balance sheet changes	(4.4)	(1.9)	(2.0)
	(4.4)	**(5.1)**	**(4.6)**

8

Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021

Appendix 1 – Alternative Performance Measures[1]

In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains non-IFRS financial measures that constitute APMs, as defined in ESMA guidelines, and non-GAAP financial measures, as defined in (and presented in accordance with) U.S. Securities and Exchange Commission (SEC) rules and guidance. The financial measures contained in this report that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.

We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

a) Adjusted profit metrics and average customer assets

Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit from continuing operations before tax are all adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period.

	Ref.	9M21 £m	9M20 £m	Q321 £m	Q221 £m
Net interest income					
Reported	(i)	2,968	2,383	1,040	1,003
Adjust for accounting treatment		-	42	-	-
Adjusted	(ii)	2,968	2,425	1,040	1,003
Non-interest income					
Reported	(iii)	445	408	161	191
Adjust for accounting treatment		-	(20)	0	-
Adjust for operating lease depreciation		(72)	(74)	(24)	(25)
Adjust for gain on sale of our UK head office		(71)	-	-	(71)
Adjusted	(iv)	302	314	137	95
Operating expenses before credit impairments, provisions and charges					
Reported	(v)	(1,920)	(1,824)	(579)	(622)
Adjust for transformation		221	64	26	53
Adjust for operating lease depreciation		72	74	24	25
Adjust for higher increased expenses as a result of Covid-19		-	24	-	-
Adjusted	(vi)	(1,627)	(1,662)	(529)	(544)
Provisions for other liabilities and charges					
Reported		(225)	(135)	(35)	(64)
Adjust for transformation		113	48	1	16
Adjusted		(112)	(87)	(34)	(48)
Profit from continuing operations before tax					
Reported		1,438	299	687	576
Specific income, expenses and charges		263	158	27	(2)
Adjusted profit from continuing operations before tax		1,701	457	714	574
Average customer assets	(vii)	207,871	203,998	207,952	208,583

1. The financial results reflect continuing operations and therefore do not include discontinued operations. Prior period results have been amended accordingly.

The adjustment for accounting treatment changed in the three months ended 31 March 2021, as follows:

Accounting treatment

During Q420, we revised the accounting treatment for certain items of mortgage income. Mortgage account fees, which are normally paid at the end of the mortgage and were previously recognised as received in fee income, are now recognised in interest income as part of the effective interest rate method throughout the life of the mortgage to better reflect the requirements of IFRS. In addition, we no longer accrue interest income relating to the period after mortgages revert to the standard variable rate (or equivalent) beyond the incentive period. This better aligns our policy to current practice. The impact of these changes was taken in Q420 with no restatement of comparatives. In Q121 comparatives were restated to reallocate the net interest income and fee income changes taken in Q420 to the quarters in 2020 to which they relate.

9 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021

The adjustment for the gain on sale of our UK head office was first made in the six months ended 30 June 2021, as follows:

Non-interest income adjustment: gain on sale of our UK head office

- As previously announced, we are investing £150m into a state-of-the-art new campus in Milton Keynes which will become our UK headquarters. In Q221, we sold our current head office site in Triton Square, London to a wholly owned subsidiary of our parent.
- The net gain of £71m reflects a sale price based on independent valuations and is treated as an adjustment to other operating income, which is included in non-interest income.

Explanations for the other adjustments in the table were outlined on page 192 of the Santander UK Group Holdings plc 2020 Annual Report on Form 20-F filed with the SEC on 4 March 2021 (2020 Annual Report on Form 20-F).

b) Adjusted Banking NIM

Calculated as adjusted net interest income as a percentage of average customer assets over the period. We consider this metric useful for management and investors as it removes the positive impact of the 2020 accounting change on net interest income, which is not expected to be repeated.

	Ref.	9M21	9M20	Q321	Q221
Reported net Interest Income	(i)	£2,968m	£2,383m	£1,040m	£1,003m
Adjusted net Interest Income	(ii)	£2,968m	£2,425m	£1,040m	£1,003m
Reported net Interest Income – annualised	(viii)	£3,968m	£3,183m	£4,126m	£4,023m
Adjusted net Interest Income – annualised	(ix)	£3,968m	£3,239m	£4,126m	£4,023m
Banking NIM	(viii) divided by (vii)	1.91%	1.56%	1.98%	1.93%
Adjusted Banking NIM	(ix) divided by (vii)	1.91%	1.59%	1.98%	1.93%

c) Adjusted cost-to-income ratio

Calculated as adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Ref.	9M21	9M20	Q321	Q221
Cost-to-income ratio	(v) divided by the sum of (i) + (iii)	56%	65%	48%	52%
Adjusted cost-to-income ratio	(vi) divided by the sum of (ii) + (iv)	50%	61%	45%	50%

10 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021 11 Santander UK Group Holdings plc d) Adjusted RoTE Calculated as adjusted profit after tax attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme. 9M21 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 1,088 195 1,283 Annualised profit after tax 1,455 1,668 Phasing adjustments (35) Less non-controlling interests of annual profit (36) (36) Profit due to equity holders of the parent (A) 1,419 1,598 9M21 £m Equity adjustments £m As adjusted £m Average shareholders' equity 16,616 Less average Additional Tier 1 (AT1) securities (2,216) Less average non-controlling interests (316) Average ordinary shareholders' equity (B) 14,084 Average goodwill and intangible assets (1,612) Average tangible equity (C) 12,472 (127) 12,345 Return on ordinary shareholders' equity (A/B) 10.1% - Adjusted RoTE (A/C) - 12.9% 2020 Specific income, expenses and charges As adjusted £m £m £m Profit after tax 438 115 553 Less non-controlling interests of annual profit (36) (36) Profit due to equity holders of the parent (A) 402 517 2020 £m Equity adjustments £m As adjusted £m Average shareholders' equity 16,293 Less average Additional Tier 1 (AT1) securities (2,243) Less average non-controlling interests (398) Average ordinary shareholders' equity (B) 13,652 Average goodwill and intangible assets (1,713) Average tangible equity (C) 11,939 29 11,968 Return on ordinary shareholders' equity (A/B) 2.9% - Adjusted RoTE (A/C) - 4.3% Specific income, expenses, charges Details of these items are outlined in section a) of Appendix 1, with a total impact on profit from continuing operations before tax of £263m. The impact of these items on the taxation charge was £68m and on profit after tax was £195m. Phasing adjustments To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. This includes the UK Bank Levy, which is charged annually on 31 December, as required under IFRS. Equity adjustments These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Quarterly Management Statement, 30 September 2021 12 Santander UK Group Holdings plc Appendix 2 - Supplementary consolidated information for Santander UK plc and its controlled entities Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc. Summarised consolidated income statement 9M21 9M20 £m £m Net interest income 2,932 2,399 Non-interest income 1 446 418 Total operating income 3,378 2,817 Operating expenses before credit impairment losses, provisions and charges (1,899) (1,796) Credit impairment write-backs / (losses) 170 (533) Provisions for other liabilities and charges (224) (134) Total operating impairment losses, provisions and charges (54) (667) Profit from continuing operations before tax 1,425 354 Tax on profit from continuing operations (383) (88) Profit from continuing operations after tax 1,042 266 Profit from discontinued operations after tax 32 14 Profit after tax 1,074 280 Summarised balance sheet 30.09.21 31.12.20 £bn £bn Total customer loans2 205.7 207.0 Other assets 76.0 85.3 Total assets 281.7 292.3 Total customer deposits2 187.5 185.7 Total wholesale funding 53.8 63.1 Other liabilities 23.7 27.5 Total liabilities 265.0 276.3 Shareholders’ equity 16.7 15.8 Non-controlling interests - 0.2 Total liabilities and equity 281.7 292.3 Summarised consolidated capital 30.09.21 31.12.20 £bn £bn Total qualifying regulatory capital 15.0 15.2 Risk-weighted assets (RWAs) 67.6 71.9 Total capital ratio 22.2% 21.2% The information contained in this report is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and adopted in the UK, and the Disclosure Guidance and Transparency Rules sourcebook of the Financial Conduct Authority (FCA). 1. Comprises ‘Net fee and commission income’ and ‘Other operating income’. 2. Customer loans includes £0.9bn of loans classified as assets held for sale. Customer deposits includes £2.1bn of deposits classified as liabilities held for sale.

Quarterly Management Statement, 30 September 2021

Appendix 3 – Supporting information

Payment holidays[1]

30 September 2021	Customers supported	Breakdown of total PH granted				Outstanding PH
		Up to date after PH	Ongoing PH	New to arrears after PH ends	In arrears before PH	
Mortgages	256,000	96%	0%	2%	2%	-
Consumer (auto) finance	39,000	89%	0%	6%	5%	-
UPL	36,000	93%	0%	6%	1%	-
Credit cards	34,000	97%	0%	3%	0%	-
Businesses and corporates	3,000	98%	0%	2%	0%	£0.8m

Government lending schemes (applications drawn to 30 September 2021)

	Number of customers	Loan balance	% of relevant loan book
BBLS (100% government guaranteed)	149,000	£3.8bn	19
CBILS (80% government guaranteed)	2,000	£0.7bn	3
CLBILS (80% government guaranteed)	41	£0.2bn	7

1. Retail balances are stock positions for customers supported and loans at 30 September 2021 that had, or currently have, payment holidays granted.

13 Santander UK Group Holdings plc

Quarterly Management Statement, 30 September 2021 14 Santander UK Group Holdings plc Appendix 4 – Abbreviations APM Alternative Performance Measure AT1 Additional Tier 1 BBLS Bounce Back Loan Scheme Banco Santander Banco Santander S.A. Banking NIM Banking Net Interest Margin BTL Buy-To-Let CAGR Compound Annual Growth Rate CBILS Coronavirus Business Interruption Loan Scheme CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-To-Income Ratio CLBILS Coronavirus Large Business Interruption Loan Scheme CRR Capital Requirements Regulation EBA European Banking Authority ECL Expected Credit Losses ESMA European Securities and Markets Authority EU European Union FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HPI House Price Index IASB International Accounting Standards Board IFRS International Financial Reporting Standard IRD Interest Rate Derivatives LCR Liquidity Coverage Ratio LTV Loan-To-Value MDA Maximum Distributable Amount MREL Minimum Requirement for own funds and Eligible Liabilities NII Net interest income n.m. Not meaningful PH Payment Holiday PMAs Post model adjustments PRA Prudential Regulation Authority QMS Quarterly Management Statement QoQ Quarter-on-Quarter RFB Ring-Fenced Bank RFB DoLSub Santander UK plc Domestic Liquidity Sub-group RoTE Return on Tangible Equity RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SFS Santander Financial Services plc SLB Santander London Branch SME Small and Medium-Sized Enterprise SVR Standard Variable Rate TFS Term Funding Scheme TFSME Term Funding scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured Personal Lending YoY Year-On-Year

Quarterly Management Statement, 30 September 2021 15 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 September 2021, the bank had around 20,000 employees and serves around 14 million active customers, via a nationwide branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, founded in 1857 and headquartered in Spain and is one of the largest banks in the world by market capitalization. Its primary segments are Europe, North America, South America and Digital Consumer Bank, backed by its secondary segments: Santander Corporate & Investment Banking (Santander CIB), Wealth Management & Insurance (WM&I) and PagoNxt. Its purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising over €120 billion in green financing between 2019 and 2025, as well as financially empowering more than 10 million people over the same period. At the end of H1 2021, Banco Santander had more than a trillion euros in total funds, 150 million customers, of which 24.2 million are loyal and 45.4 million are digital, 10,000 branches and over 190,000 employees. Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK, Santander UK plc and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 278 of the Santander UK Group Holdings plc 2020 Annual Report on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 28 October 2021 By / s / Duke Dayal Duke Dayal Chief Financial Officer